EXHIBIT 99.1

Golar LNG Partners LP: 2016 AGM Results Notification

Hamilton, Bermuda, Sept. 29, 2016 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (the "Partnership") advises that the 2016 Annual Meeting of the Limited Partners of the Partnership was held on September 28, 2016 at 09:30 a.m. at Rosewood Tucker's Point, 60 Tucker's Point Drive, Hamilton Parish, Bermuda.  The following resolutions were passed:

  To elect Alf C. Thorkildsen as a Class I Director of the Partnership whose term will expire at the 2019 Annual Meeting of Limited Partners.

Hamilton, Bermuda
September 29, 2016

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
  Stuart.Buchanan@golar.com
  +442070637911

  Roger Swan
  roger.swan@golar.com
  +44 207 063 7913